SEC FILE NUMBER
001-14370

CUSIP NUMBER
P66805147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I – REGISTRANT INFORMATION

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Full Name of Registrant

N/A

Former Name if Applicable

LAS BEGONIAS 415 FLOOR 19,

Address of Principal Executive Office (Street and Number)

SAN ISIDRO, LIMA 27, PERU

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compañía de Minas Buenaventura S.A.A. (the “Registrant”) respectfully notifies the Securities and Exchange Commission that SRK Consulting Perú S.A. (the “Qualified Person”) has experienced a delay in finalizing technical report summaries relating to certain of the Registrant’s mining assets to be included in the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, which is being prepared in accordance with Subpart 1300 of Regulation S-K for the first time. The Qualified Person requires additional time to finalize such summaries and therefore the Registrant requires additional time to complete the Annual Report on Form 20-F, as it will need to incorporate therein information of such technical summary reports, and as a result, the Registrant will be unable to file its Annual Report on Form 20-F within the prescribed time period without unreasonable effort or expense. The Registrant is making all efforts to file the Annual Report on Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gabriel Salas	(511)	419-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	By:	/s/ DANIEL DOMÍNGUEZ
Name: Daniel Domínguez
Title: Chief Financial Officer